Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Shannon Altimari Ph: 617 914 6524	Elan Jonathan Birt Ph: 212 850 5664 or +44 20 7269 7205 Niamh Lyons Ph: +353 1 663 3602
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 800 252 3526 David Marshall Ph: +353 1 709 4444

BIOGEN IDEC AND ELAN CELEBRATE SECOND ANNIVERSARY OF TYSABRI®
FOR THE TREATMENT OF MULTIPLE SCLEROSIS

-- TYSABRI’s Benefits Continue to Drive Product’s Growth with More Than
31,800 Patients Receiving Treatment --

Cambridge, MA and Dublin, Ireland – July 22, 2008 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced the two-year anniversary of TYSABRI® (natalizumab) as a treatment for relapsing forms of multiple sclerosis (MS), marking the reintroduction of the product in the United States (US) and the first international approval.  The companies estimate that as of the end of June 2008, more than 31,800 patients worldwide are receiving TYSABRI treatment.

Specifically, as of the end of June 2008:
•	In the US, more than 17,800 patients are on TYSABRI commercially and more than 3,100 physicians have prescribed the therapy;
•	Outside of the US, nearly 13,400 patients are on TYSABRI commercially;
•	In global clinical trials, more than 600 patients are on TYSABRI; and,
•	There have been no confirmed cases of progressive multifocal leukoencephalopathy (PML) since re-launch in the US and the first international approval in July 2006.

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Cumulatively, in the combined clinical trial and post-marketing settings:
•	More than 43,300 patients have been treated with TYSABRI; and
•	Of those patients, nearly 13,900 have received at least one year of TYSABRI therapy and approximately 6,600 patients have been on therapy for 18 months or longer.

"Since beginning TYSABRI therapy more than 18 months ago, I have experienced an improvement in my life and how I go about living with my MS every day," said patient Patricia Substelny.  "The benefits have been significant in terms of reducing the number of exacerbations I have experienced.  I can now confidently work in my garden, cook for my family and friends, and enjoy what life has to offer. I feel very fortunate to have TYSABRI as an option to help me manage my MS."

In the two years since reintroduction in the US and the first international approval, the data continue to demonstrate the benefits of TYSABRI treatment for patients with relapsing forms of MS.  Data showed that TYSABRI treatment significantly increases the proportion of patients with MS considered to be disease free, according to post-hoc analyses of Phase III clinical trials presented at this year’s American Academy of Neurology annual meeting. In addition, new data from a patient-reported outcomes survey was presented at the Consortium of Multiple Sclerosis Centers annual meeting showing that after only three months of treatment with TYSABRI, some patients reported improvements in overall quality of life, disease level, functional status and MS symptoms.

Along with TYSABRI’s well-established clinical efficacy, growing health economic data from across the globe has been presented and published endorsing the pharmacoeconomic benefits of TYSABRI in MS patients.  Based on this data, local health agencies in countries including Australia, Austria, the Netherlands, the United Kingdom, Sweden, France and Germany have all recommended TYSABRI for reimbursement by government-run health agencies.

“During the past two years, my patients who are being treated with TYSABRI appear to experience very positive benefits from the drug," said Dr. Thomas F. Scott, Professor of Neurology, Drexel University College of Medicine and Director, Allegheny MS Treatment Center in Pittsburgh.  "Many of my patients tell me TYSABRI is helping them to regain control of their lives.”

About TOUCH™, TYGRIS and CD INFORM
Before initiating treatment, all US patients, prescribers and infusion sites must be enrolled in the TOUCH Prescribing Program (TYSABRI Outreach: Unified Commitment to Health).  TOUCH is designed to determine the incidence of and risk factors for serious opportunistic infections (OIs), including PML, and to monitor patients for signs and symptoms of PML while promoting informed benefit-risk discussions prior to initiating TYSABRI treatment.  Physicians report on PML, other serious OIs, deaths and discontinuation of therapy on an ongoing basis.

TYGRIS (TYSABRI Global ObseRvation Program In Safety) and CD INFORM (Crohn’s Disease – Investigating Natalizumab through Further Observational Research and Monitoring) are part of the global risk management plan for TYSABRI.  TYGRIS is expected to enroll 5,000 MS patients worldwide, including approximately 2,000 – 2,500 patients from TOUCH.  CD

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INFORM is expected to enroll 2,000 Crohn’s patients in the US.  Patients in TYGRIS and CD INFORM are evaluated at baseline and every six months thereafter for five years. Researchers will evaluate data including medical history; prior TYSABRI use; prior use of immunomodulatory, antineoplastic, or immunosuppressive agents; and all serious adverse events, including PML and other serious OIs and malignancies.

Adverse event reporting in the post-marketing setting is voluntary.  It is possible that not all reactions have been reported, or that some reactions are not reported to Biogen Idec or Elan in a timely manner.

About TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI was recently approved to induce and maintain clinical response and remission in adult patients with moderately to severely active Crohn's disease (CD) with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS and CD clinical trials, the incidence and rate of other serious adverse events, including serious infections, were similar in patients receiving TYSABRI and those receiving placebo. Common adverse events reported in TYSABRI-treated MS patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain and rash. Other common adverse events reported in TYSABRI-treated CD patients include respiratory tract infections and nausea. Clinically significant liver injury has been reported in patients treated with TYSABRI in the post-marketing setting.

TYSABRI is approved in more than 35 countries.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com or call 1-800-456-2255.

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About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by the FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, that the companies may encounter other unexpected hurdles, or that new therapies for MS with better efficacy or safety profiles or more convenient methods of administration are introduced into the market.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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